ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER

Principal Exchange-Traded Funds		87154215B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 1, 2016	July 8, 2015 to January 31, 2017	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective September 1, 2016, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$900,000
Insuring Agreement C-	ON PREMISES	$900,000
Insuring Agreement D-	IN TRANSIT	$900,000
Insuring Agreement E-	FORGERY OR ALTERATION	$900,000
Insuring Agreement F-	SECURITIES	$900,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$900,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$900,000
Insuring Agreement J-	COMPUTER SECURITY	$900,000

PROVIDED, however, that nothing herein shall increase any of the limits of liability placed on certain losses under Insuring Agreement I, as described in Rider No. 8.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN004.0-02 (10/08)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Principal Exchange-Traded Funds		87154215B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 1, 2016	July 8, 2015 to January 31, 2017	/S/ Catherine Dalton

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such On-Line Redemption(s) or On-Line Purchase(s):

(a)
(i) the Shareholder of Record verifies, by some method other than an Electronic Transmission effected by computer-to-computer over the Internet or utilizing modem or similar connections, that each such redemption or purchase has been authorized, and (ii) if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Nine Hundred Thousand Dollars ($900,000) and the On-Line Deductible with respect to Insuring Agreement I is Twenty-five Thousand Dollars ($25,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Nine Hundred Thousand Dollars ($900,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“On-Line Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

“On-Line Transaction” means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

It is further understood and agreed that Rider No. 8 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 11, effective as of 12:01 a.m. on September 1, 2016, Standard Time at the Principal Address.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN038.0-02 (08/02)